SUPPL

SembCorp Industries

Co Regn No: 199802241 8D

June 2, 2006

SEMBCORP DIVESTS ITS ENGINEERING AND CONSTRUCTION BUSINESS

SembCorp Industries (SembCorp) announces today that it has executed a Sale & Purchase Agreement (SPA) with, and completed the sale of its shares in its wholly-owned subsidiary, SembCorp Engineers and Constructors (SembE&C), to Punj Lloyd Pte Ltd, a wholly-owned subsidiary of Punj Lloyd Limited, a leading transnational engineering and construction group with headquarters in India. The transaction consists of the sale of an initial 88% of SembE&C's total share capital to Punj Lloyd Pte Ltd for S$35.2 million. SembCorp will hold the remaining 12% until December 31, 2007. Thereafter, the remaining 12% will be sold to Punj Lloyd Pte Ltd for S$4.8 million.

Total proceeds to be received by SembCorp on completion of the sale of its entire stake in SembE&C would be approximately S$40 million. The divestment will result in an exceptional loss of approximately S$22 million in FY2006.

The consideration was arrived at after taking into account the net book value and net tangible asset value (NTA) of SembE&C which stood at approximately S$55 million and S$20 million respectively as at March 31, 2006. The amount received by SembCorp on completion of the sale is subject further to certain adjustments to be made, based on the NTA of SembE&C as at May, 31 2006. The adjustment will be capped at a maximum of S$3 million.

SembE&C's subsidiary, SembCorp Design and Construction Pte Ltd (SDC), is excluded from the sale, and has been transferred to Sembawang Corporation Limited, a subsidiary of SembCorp.

The divestment represents an exit by SembCorp from the engineering and construction business, and is in line with SembCorp's aim to sharpen its strategic focus on a smaller stable of core businesses.

Commenting on the transaction, Mr Tang Kin Fei, Group President and CEO of SembCorp, said: "SembCorp is committed to deliver and enhance shareholder value on a sustainable basis over the long-term. The sale of our engineering and construction business sharpens our focus on the utilities and marine businesses which will continue to be our key growth drivers."

As part of the transaction, SembCorp has also extended a term loan of S$15 million to SembE&C, which will be payable by December 31, 2007 in accordance with the terms and conditions of a term loan agreement entered into between SembCorp, Punj Lloyd and SembE&C on June 2, 2006.

By Order of the Board
Kwong Sook May (Ms)
Company Secretary

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About SembCorp Industries

SembCorp Industries Ltd is a leading utilities and marine group in Asia. The Group provides integrated utilities and energy to industrial customers in Singapore, the United Kingdom and the region. It is also a leading global marine and offshore engineering group.

SembCorp Industries has total assets exceeding S$7 billion and achieved a turnover of S$7.4 billion in 2005. The Group currently employs more than 8,000 employees.

Listed on the main board of the Singapore Exchange, SembCorp Industries is a component stock of the Straits Times Index and several MSCI indices.

For media and analysts' enquiries, please contact:

Ng Lay San
Senior Manager, Group Corporate Relations
Tel: +65 6723 3150
Email: laysan@sembcorp.com.sg

Fax: +65 6822 3240
Website: www.sembcorp.com.sg